Interim financial report
21 May 2008

H1 2007/08



Coloplast

World Leader in Intimate Healthcare

Coloplast develops products and services to make life easier for people with deeply personal and private medical conditions.

These conditions are often associated with trauma and taboo.

The more intimate the condition, the greater the requirement to come closer to customers, understand their world, and develop solutions that are sensitive to their special needs.

Coloplast

Interim financial report, H1 2007/08

(1 October 2007 – 31 March 2008)

Coloplast generated 7% organic revenue growth in the first half-year, with growth rates of 11% in Q1 and of 4% in Q2. Forecasts for full-year organic growth of about 8% and an EBIT margin at constant exchange rates of 16-17% maintained.

Coloplast is the world's leading supplier of intimate healthcare products and is consolidating its position by outperforming market growth.

"As expected, our half-year results were affected by lower sales in our German homecare business. As a result of the Easter holidays falling in March this year, revenue declined in March, but we retain our full-year organic growth forecast of approximately 8% and still project an EBIT margin of 16-17% measured at constant exchange rates," said Sten Scheibye, President and CEO.

Financial performance, first half-year

- In DKK-terms, revenue was up by 6% to DKK 4,153m. Organic revenue growth was 7%, whilst contract production pushed up revenue by 2 percentage points. Exchange rate developments reduced revenue measured in Danish kroner by 3 percentage points.
- Organic growth rates by business area: Ostomy Care 8%, Urology and Continence Care 7%, Wound and Skin Care 6%. As expected, sales were adversely affected by the situation in the German homecare business HSC, in which Coloplast lost revenue, especially from ostomy care products.
- Operating profit (EBIT) rose by 12% to DKK 552m on the back of lower non-recurring costs and a gain from the sale of a property in Denmark. The operating (EBIT) margin was on a level with the year-earlier period. The underlying operating margin was 14%, down from 16% last year. The decline was due especially to seasonal fluctuations in sales and the GBP depreciating against DKK. Exchange rates reduced the EBIT margin by 1 percentage point.
- The free cash flows were DKK 124m, against DKK 666m in the same period of last year, when company divestments had a DKK 740m impact. The cash inflow from operating activities was up by 92% to DKK 354m from DKK 184m in the year-earlier period.
- In the first half year, Coloplast spent DKK 51m buying back 125,800 shares under the ongoing share buy-back programme launched in March 2008.

The outlook for 2007/2008 has been revised:

- Organic revenue growth of about 8%
- EBIT margin of 16-17% at constant exchange rates

At the current exchange rates and following the changed accounting treatment of contract production, we expect to report revenue growth of about 7% and an operating margin of 15-16%.

Financial highlights and key ratios

(unaudited)

1 October 2007 - 31 March 2008

	Group		Index	Group		Group
	DKKm			*DKKm*		*DKKm*
	2007/08	*2006/07*		*Q2 2007/08*	*Q2 2006/07*	*2006/07*
	6 months	*6 months*		*3 months*	*3 months*	*Year*
Income statement						
Revenue	4,153	3,913	106	2,040	1,989	8,042
Research and development costs	-168	-142	118	-90	-82	319
Operating profit bef. interest, tax, amortisation & depreciation (EBITDA	815	778	105	345	383	1,590
Operating profit before special items	552	493	112	212	238	1,061
Operating profit (EBIT)	552	493	112	212	238	749
Net financial income and expenses	-25	-69	36	-17	-15	-154
Profit before tax	527	424	124	195	223	595
Coloplast's share of profit for the period	379	778	49	140	687	837
Revenue growth						
Annual growth in revenue, %	6	28		3	31	20
Components of the increase:						
Organic growth, %	7	10		4	12	10
Currency effect, %	-3	-2		-3	-2	-2
Acquired businesses, %	0	20		0	21	12
Other, %	2	0		2	0	0
Divested businesses, %	0	0		0	0	0
Balance sheet						
Total assets	7,711	7,848	98	7,711	7,848	7,750
Invested capital	7,010	8,068	87	7,010	8,068	6,874
Net interest-bearing debt	3,483	2,712	128	3,483	2,712	3,181
Equity at year-end, Coloplast's share	2,229	3,234	69	2,229	3,234	2,398
Cash flow and investments						
Cash flow from operating activities	354	184	192	154	78	1,064
Cash flow from investing activities	-230	482	-48	-92	594	35
Acquisition of property, plant and equipment, gross	294	259	114	153	125	745
Cash flow from financing activities	194	-505	-38	633	-364	-1,423
Free cash flow	124	666	19	62	672	1,099
Key figures ratios						
Operating margin, EBIT, %	13	13		10	12	9
Operating margin, EBITDA, %	20	20		17	19	20
Return on average invested capital before tax (ROAIC), %	16	12		12	12	10
Return on average invested capital after tax (ROAIC), %	11	9		9	8	6
Weighted average cost of capital (WACC), %	6.7	6.8		6.6	6.8	7.0
Return on equity, %	33	52		22	88	30
Ratio of net debt to EBITDA	2.14	1.73		2.53	1.76	2.00
Interest cover	11	9		9	9	10
Equity ratio, %	29	41		29	41	31
Rate of debt to enterprise value, %	15	11		15	11	12
Net asset value per share	46	67	69	46	67	50
Per share data						
Share price	422	474	89	422	474	497
Share price/net asset value per share	9	7	129	9	7	10
Average number of outstanding shares, millions	44	46	96	44	46	46
PE, price/earnings ratio	27	15	180	36	9	27
PE, price/earnings ratio, excl. discontinued operations	27	38	71	36	37	61
Dividend per share, DKK	-	-	-	-	-	9.00
Pay-out ratio, %	-	-	-	-	-	47
Earnings per share (EPS)	8	6	133	3	3	8
Free cash flow per share	7	14	50	6	14	24

Sales performance

In DKK-terms, revenue was up by 6% to DKK 4,153m. Organic growth was 7%, while the recognition of contract production pushed up revenue by 2% and exchange rate movements reduced growth by 3%.

Sales performance by business area

Unaudited	H1 2007/08 DKKm	H1 2006/07 DKKm	Growth composition				Q2 2007/08 DKKm	Q2 Organic growth
			Organic growth	Exchange rates	Contract production	Reported growth		
Ostomy Care	1,768	1,675	8%	-2%	-	6%	860	4%
Urology and Continence Care	1,682	1,627	7%	-4%	-	3%	825	5%
Wound and Skin Care	703	611	6%	-3%	12%	15%	355	3%
Total revenue	4,153	3,913	7%	-3%	2%	6%	2,040	4%

Net revenue by business area

Ostomy Care
Coloplast maintains the position as global market leader in ostomy care products, recording 8% organic revenue growth in the first half-year to DKK 1,768m. Organic growth was 12% in the first quarter, but only 4% in the second quarter due to a drop in sales by HSC and seasonal fluctuations.
The SenSura 1 piece product, which has been launched in the most important markets, was the main growth driver and the product is expected to help our growth rate outperform the market rate. The SenSura 2 piece product has also been launched in a number of markets.

Urology and Continence Care
H1 organic revenue growth was 7% to DKK 1,682m, distributed on 10% growth in Q1 and 5% in Q2. The weaker growth rate in the second quarter was due to seasonal fluctuations in North America, a factor confirmed by the sales growth generated during the month of April.
Sales of penis implants in the North American market performed well in the first half-year, whereas we have yet to achieve the anticipated growth in sales of surgical products to the European markets, in part due to the recall of the Elefant suction-irrigation device for laparoscopy. The product has now been relaunched, however. Positive growth momentum continues for the SpeediCath Compact catheter, and our unique bowel management product, Peristeen, also generated good growth rates, albeit from a modest starting point.

Wound and Skin Care
Wound and skin care products generated organic revenue growth of 6% to DKK 703m. The growth rate was consistent with the year-earlier period and in line with the market growth for moist wound healing. The major European markets remain very competitive.
The main growth drivers were Coloplast's portfolio of advanced Biatain foam dressings for chronic wounds and skin care products. In our fastest growing dressing category, we recently launched new, improved versions in the entire Biatain product range. The new Biatain range provides even more patient comfort and is a proven solution for the treatment of chronic wounds.

Sales performance by region

Unaudited	H1 2007/08 DKKm	H1 2006/07 DKKm	Growth composition				Q2 2007/08 DKKm	Q2 Organic growth
			Organic growth	Currency	Contract production	Reported growth		
Europe	3,313	3,127	6%	-1%	1%	6%	1,632	3%
Americas	555	542	11%	-11%	2%	2%	270	5%
Rest of the world	285	244	15%	-7%	9%	17%	138	17%
Total revenue	4,153	3,913	7%	-3%	2%	6%	2,040	4%

Net revenue by region

Europe

Europe reported organic growth of 6% and net revenue was also up by 6% to DKK 3,313m. The Q2 revenue growth was impacted by the prevailing situation at HSC, which is expected to result in an overall drop in homecare revenue of DKK 150-250m in the 2007/08 financial year. In the 2006/07 financial year, HSC generated total revenue of DKK 500m, most of which was from ostomy care products from Coloplast and other suppliers of ostomy care products. Add to this the depreciation of GBP against DKK and the fact that sales in Europe, in particular, were negatively affected by the timing of the Easter holidays. We continue to expect that the potential effects of a British healthcare reform will not impact Coloplast until in the 2008/09 financial year at the earliest.

The Americas

The Americas reported organic growth of 11%, while net revenue was up by 2% to DKK 555m, indicating that sales were severely impacted by the declining DKK/USD exchange rate. Sales in the United States, which last year were affected by seasonal fluctuations from the first to the second quarter, produced a satisfactory performance in all areas. The Medicare Administrative Contractors in the US changed the subsidy rules for intermittent catheters effective 1 April 2008. Previously, patient reimbursements comprised a subsidy for four catheters per month, whereas patients can now be reimbursed for up to 200 catheters per month, corresponding to European reimbursement levels. The new reimbursement terms are expected to change consumer patterns in the market, but experience from other reimbursement revisions shows that changes happen over time. Accordingly, the recent change has not made us raise our sales and earnings forecasts for the current financial year. Backed by the large market share for intermittent catheters in the United States, Coloplast is well positioned to take a share of the market expansion expected to result from the new reimbursement rules.

Rest of the world

Organic growth in the rest of the world, in which Japan and Australia represent the two largest markets, was 15%, while net revenue was up by 17% to DKK 285m. Organic growth in Q2 was 17%.

Operating profit (EBIT)

Operating profit (EBIT) was DKK 552m on a 6% revenue improvement to DKK 4,153m for an operating margin of 13%. Operating profit was up by 12%, mainly due to a DKK 99m improvement in non-recurring items. Adjusted for non-recurring items, the operating profit fell by 7%. The fall was due to the weak sales growth, which resulted from seasonal fluctuations.

Non-recurring items

DKKm	H1 2007/08	H1 2006/07
Sale of property	+31	
Restructuring costs	-21	-23
Integration costs, urology business	-29	-73
Relocation in the USA		-22
Total non-recurring items	**-19**	**-118**

Costs related to closing down factories in connection with the relocation of production from Denmark to Hungary and China are expected to amount to DKK 50m in the 2007/08 financial year, DKK 21m of which was expensed in the first half-year. In H1 2006/07, we incurred costs of DKK 23m related to organisational restructuring. Non-recurring income of DKK 31m has been recognised from the sale of a property. Integration costs relating to the acquired urology business amounted to DKK 29m in H1 2007/08 against DKK 73m in the year-earlier period. The process is nearing completion and no additional material costs are expected in this respect.

Impact on profit of non-recurring items

	H1 2007/08			H1 2006/07			Growth
DKKm	Reported	Non-recurring	Adjusted	Reported	Non-recurring	Adjusted	Adjusted
Revenue	4,153		4,153	3,913		3,913	6%
Cost of sales	-1,700	-17	-1,683	-1,565	-17	-1,548	9%
Gross profit	2,453	-17	2,470	2,348	-17	2,365	4%
Gross margin	*59%*		*60%*	*60%*		*60%*	
Distribution costs	-1,311	-18	-1,293	-1,279	-56	-1,223	6%
Administrative expenses	-466	-15	-451	-469	-45	-424	6%
R&D costs	-168		-168	-142		-142	18%
Other operating income	56	31	25	36		36	
Other operating expenses	-12		-12	-1		-1	
Special items	0		0	0		0	
EBIT	552	-19	571	493	-118	661	-7%
EBIT margin	*13%*		*14%*	*13%*		*16%*	

When adjusted for non-recurring items, the operating margin was 14% as compared with 16% in H1 2006/07. Increasing by 9%, the cost of sales outgrew sales growth mainly because sales were impacted by the lower DKK/GBP exchange rate, whereas this did not apply to the cost of sales. Adjusted for currency translation effects and contract production, revenue and gross profit were both up by 7%.

Distribution costs and administrative expenses were both up by 6%, which was in line with the sales growth. The decision to further accelerate the development of new products triggered an 18% increase in R&D costs to DKK 168m.

Aiming to enhance the operating margin, Coloplast has streamlined a number of business processes, including in the US subsidiary where 50 job positions were eliminated in January 2008. The goal is for the overall SG&A costs to grow at a slower rate than revenue.
EBITDA rose by 5% to DKK 815m. Depreciation charges amounted to DKK 263m against DKK 285m last year, owing mainly to the divestment of property and lower exchange rates.

Financial items and tax

Financial items

Financial items amounted to a net expense of DKK 25m, against DKK 69m in Q2 of last year. The improvement was due mainly to the fair value adjustment of options. These adjustments will gradually diminish as the cash-based option programmes expire during the period to 2013. Effective from 2005, Coloplast's option programmes have been equity-based with the costs being expensed evenly during the period.

Financial items

DKKm	H1 2007/08, Net	H1 2006/07, Net
Interest	-67	-74
Fair value adjustment of options	+43	-8
Exchange adjustments	+4	+19
Other financial items	-5	-6
Total financial items	**-25**	**-69**

The drop in net interest expenses was due to the average net interest-bearing debt being slightly lower than last year. The statement of net interest-bearing debt at 31 March 2008 revealed a 28% increase, but that was due to the fact that payment for the breast care business was recognised last year.

Tax

The effective tax rate was 28% for a tax expense of DKK 148m, as compared with 29% and DKK 125m last year. The lower tax rate was due to the reduction of the Danish corporate tax rate.

Cash flow and investments

Cash flows from operating activities

The cash inflow from operating activities was up by DKK 170m to DKK 354m. The improvement was due to lower net interest payments, total gains from currency hedging contracts of DKK 99m and a reduction in tax paid of DKK 184m. The improvement was partially offset by a DKK 138m increase in working capital. The net impact on the cash flows of tax paid includes DKK 62m received in prior-year excess tax payments and the fact that tax of DKK 110m was paid last year relating to intra-group transactions as part of the acquisition of the urology business. The effective tax amount was unaffected by the intra-group transactions.

Investments

The company invested DKK 294m in property, plant and equipment, consisting mainly of production equipment for the factories in Hungary and China. Construction of the US headquarters has commenced. The project is still expected to require an investment of approximately DKK 150m this year and of a further DKK 50m next year. The cash flow statement includes DKK 64m from the sale of property.

Free cash flows

Net of total gross investment of DKK 310m and the sale of property, plant and equipment of DKK 80m, the free cash flows were an inflow of DKK 124m. The corresponding figure for H1 2006/07 was an inflow of DKK 666m, which amount included a total of DKK 740m consisting of the proceeds from the divestment of the breast care and brachytherapy businesses as well as an additional payment relating to the divestment of Sterling Medical Services.

Balance sheet and equity

Balance sheet

Total assets fell by DKK 39m to DKK 7,711m. Non-current assets fell by DKK 202m to DKK 4,435m, mainly as a result of lower Danish kroner exchange rates. Current assets increased by DKK 163m to DKK 3,276m, because inventory levels have been increased with a view to securing supply while production is being relocated.

Equity

Equity fell by DKK 169m in the first half-year, because amounts of DKK 396m in dividends paid and DKK 31m in net share buy-backs were deducted from the DKK 379m profit for the period. Also influencing equity were DKK 128m in currency fluctuations and currency hedging and DKK 7m in adjustments of equity-based option programmes.

Capital structure and share buy-backs

Capital structure

Coloplast's Board of Directors and Executive Management aim to ensure that Coloplast always has sufficient financial flexibility to develop the business, while maintaining the cost of capital at an appropriate level. For that purpose, the Board of Directors and the Executive Management have defined a target of maintaining a ratio of net interest-bearing debt to EBITDA of 2.0–3.5. While we continue to consider this target to be appropriate for Coloplast, it is reviewed on a regular basis against the above-mentioned overall target of maintaining financial flexibility. In the first half-year, the annualised ratio of net interest-bearing debt to EBITDA was 2.1.

Share buybacks

In December 2007, the shareholders in general meeting authorised Coloplast to establish another share buy-back programme of up to DKK 1bn during 2008 and 2009. The first stage of the programme, for DKK 500m, was commenced on 6 March 2008 and is expected to be completed during the period to 30 September 2008. In the first half-year, Coloplast acquired 125,800 B shares at an aggregate price of DKK 51m.

Treasury shares and cancellation of shares

The portfolio of treasury shares increased by 75,215 shares during the first half-year to stand at 4,055,487 class B shares at 31 March 2008. In December 2007, the shareholders in general meeting resolved to cancel 2,000,000 class B shares from Coloplast's holding of treasury shares, and the capital decrease was effected on 11 April 2008 following the expiry of the three-month statutory notice period and registration with the Danish Commerce and Companies Agency.

Outlook for 2007/2008

Organic revenue growth of about 8%
The situation in Germany is expected to result in a DKK 150–250m drop in homecare revenue relative to the previous financial year. The main business area to be affected will be Ostomy Care and, as a result, organic growth for the Group will be about 2 percentage points lower than it would otherwise have been. This is consistent with our previous guidance.

EBIT margin of 16-17% at constant exchange rates
Management believes that the events in HSC will impact the operating margin no worse than can be off-set by improvements elsewhere in the Group. Accordingly, we maintain our full-year forecast.

Contract production of wound care products
The recognition of approximately DKK 160m in revenue from the contract production will have a technical effect on this year's financial statements but will not trigger a corresponding increase in operating profit. The change will technically lift revenue by 2 percentage points and dilute the operating margin by 0.3 percentage point.

Investments and tax
The previous guidance of full-year gross investments in property, plant and equipment of DKK 700–800m is unchanged and the effective tax rate will be about 28%.

Exchange rate exposure
Coloplast's revenue is particularly exposed to developments in USD and GBP. As Coloplast has production activities in the USA, changes in the DKK/USD exchange rate would only have a slight effect on operating profit, while changes in the DKK/GBP exchange rate feed through to EBIT unfiltered. The relocation of a large part of the production activities to Hungary means that costs and, by extension, the operating profit will be affected by fluctuations in the DKK/HUF exchange rate.

Exchange rate exposure

In DKK millions on a 10% drop in DKK exchange rates	Revenue	EBIT
USD	-110	0
GBP	-160	-90
HUF	-	+30

Expressed in DKK-terms at the exchange rate levels prevailing at the end of April, the reported full-year revenue growth would be reduced by 3 percentage points and the operating margin would be reduced by 1 percentage point. At the current exchange rates, open currency hedging contracts entered into to hedge future cash flows are expected to yield an overall income of DKK 39m. At the current exchange rates and following the changed accounting treatment of contract production, we expect to report revenue growth of about 7% and an operating margin of 15-16%.

Healthcare reform in Britain
On 28 December 2007, Britain's Department of Health concluded a consultation round on a health reform and has now issued a summary of responses received. Given the range of responses and issues raised, the Department of Health has determined that no decision can be made at this stage. The Department now intends to publish another consultation document in May 2008 which will seek additional views on a further set of proposals. We expect that the potential effects of a British healthcare reform will not impact Coloplast until in the 2008/09 financial year at the earliest.

Long-term goals

Coloplast maintains the following long-term goals:

- to generate organic revenue growth of around 10% per year
- to have an EBIT margin of 18-20%
- to double economic profit at least every five years.

Statement by the Board of Directors and the Executive Management

The Board of Directors and the Executive Management today considered and approved the interim report for Coloplast for the period 1 October 2007 to 31 March 2008. The interim report, which is unaudited and has not been reviewed by the company's auditors, is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets and liabilities and financial position at March 31, 2008 and of the results of the Group's operations and cash flows for the period 1 October – 31 March 2008. Furthermore, in our opinion the Management's report gives a true and fair view of developments in the activities and financial position of the Group, the results for the period and of the Group's financial position in general and describes significant risk and uncertainty factors that may affect the Group.

Executive Management

Sten Scheibye President & CEO	Lene Skole Executive Vice President, CFO	Lars Rasmussen Executive Vice President, CCO

Board of Directors

Michael Pram Rasmussen Chairman	Niels Peter Louis-Hansen Deputy Chairman	
Torsten Erik Rasmussen	Sven Håkan Björklund	Per Magid
Jørgen Tang-Jensen	Ingrid Wiik	Thomas Barfod*
Mads Boritz Grøn*	Knud Øllgaard*	

*) Elected by the company's employees

Income statement
(Unaudited)

1 October 2007 - 31 March 2008

Note		Group DKKm 2007/08 6 months	Group DKKm 2006/07* 6 months	Index	Group DKKm Q2 2007/08 3 months	Group DKKm Q2 2006/07* 3 months	Index
1	Revenue	4,153	3,913	106	2,040	1,989	103
	Cost of sales	-1,700	-1,565	109	-871	-789	110
	Gross profit	**2,453**	**2,348**	**104**	**1,169**	**1,200**	**97**
	Distribution, sales and marketing costs	-1,311	-1,279	103	-651	-671	97
	Administrative expenses	-466	-469	99	-231	-232	100
	Research and development costs	-168	-142	118	-90	-82	110
	Other operating income	56	36	156	21	24	88
	Other operating expenses	-12	-1	1,200	-6	-1	600
1	**Operating profit (EBIT)**	**552**	**493**	**112**	**212**	**238**	**89**
2	Financial income	91	27	337	55	-1	-5,500
3	Financial expenses	-116	-96	121	-72	-14	514
	Profit before tax	**527**	**424**	**124**	**195**	**223**	**87**
	Tax on profit for the period	-148	-125	118	-55	-70	79
	Net profit for the period, continuing operations	**379**	**299**	**127**	**140**	**153**	**92**
9	Net profit for the period, discontinued operations	0	479		0	534	
	Profit for the period	**379**	**778**	**49**	**140**	**687**	**20**
	Shareholders in Coloplast A/S	379	778		140	636	
4	Minority interests	0	0		0	0	
		379	**778**	**49**	**140**	**687**	**20**
	Earnings per Share (EPS)	8	6		3	3	
	Earnings per Share (EPS), diluted	8	6		3	3	

* Adjusted for discontinued operations

Assets

(Unaudited)

At 31 March 2008

Note		Group DKKm		
		At 31 Mar 08	31 Mar 07	30 Sep 07
	Acquired patents and trademarks	1,102	1,413	1,275
	Goodwill	585	951	639
	Software	98	127	120
	Prepayments and assets in progress	54	24	30
	Intangible assets	**1,839**	**2,515**	**2,064**
	Land and buildings	1,089	1,004	1,200
	Plant and machinery	716	649	631
	Other fixtures and fittings, tools and equipment	165	193	178
	Prepayments and assets in progress	474	360	406
	Property, plant and equipment	**2,444**	**2,206**	**2,415**
	Investment in associates	0	0	0
	Other investments	15	8	13
	Deferred tax asset	137	94	145
	Investments	**152**	**102**	**158**
	Non-current assets	**4,435**	**4,823**	**4,637**
	Inventories	**1,135**	**897**	**940**
	Trade receivables	1,601	1,626	1,619
	Receivables from associates	0	0	0
	Income tax	66	2	73
	Other receivables	111	128	138
	Prepayments	106	79	70
	Receivables	**1,884**	**1,835**	**1,900**
	Marketable and securities	**1**	**1**	**1**
	Cash and bank balances	**256**	**292**	**272**
	Current assets	**3,276**	**3,025**	**3,113**
	Assets	**7,711**	**7,848**	**7,750**

Liabilities

(Unaudited)

At 31 March 2008

Note		Group DKKm		
		At 31 Mar 08	*At 31 Mar 07*	*At 30 Sep 07*
	Share capital	240	240	240
	Fair value reserve	35	-22	4
	Proposed dividend for the year	0	0	396
	Retained earnings	1,954	3,016	1,758
	Equity before minority interests	**2,229**	**3,234**	**2,398**
4	**Minority interests**	**2**	**1**	**2**
	Equity before minority interests	**2,231**	**3,235**	**2,400**
	Provision for pensions and similar liabilities	67	104	103
	Provision for deferred tax	223	130	202
	Other provisions	2	9	11
	Mortgage debt	535	580	580
	Other credit institutions	2,356	1,859	1,792
	Other payables	10	19	52
	Deferred income	446	286	354
	Non-current liabilities	**3,639**	**2,987**	**3,094**
	Provision for pensions and similar liabilities	53	11	3
	Other provisions	56	8	8
	Mortgage debt	7	7	7
	Other credit institutions	396	253	718
	Trade payables	268	326	461
	Income tax	142	0	34
	Other payables	882	987	1,014
	Deferred income	37	34	11
	Current liabilities	**1,841**	**1,626**	**2,256**
	Current and non-current liabilities	**5,480**	**4,613**	**5,350**
	Equity and liabilities	**7,711**	**7,848**	**7,750**

8 Contingent items

Cash flow statement

(Unaudited)

1 October 2007 - 31 March 2008

Note		Group DKKm 2007/08 6 months	2006/07* 6 months
	Operating profit, continuing operations	552	493
	Operating profit, discontinuing operations	0	25
	Depreciation and amortisation	263	285
5	Adjustment for other non-cash operating items	6	-7
6	Changes in working capital	-473	-335
	Ingoing interest payments, etc.	128	38
	Outgoing interest payments, etc.	-98	-107
	Income tax paid	-24	-208
	Cash flow from operating activities	**354**	**184**
	Investments in intangible assets	-13	-38
	Investments in land and buildings	-5	-9
	Investments in plant and machinery	-42	-57
	Investments in non-current assets under constructions	-247	-193
	Property, plant and equipment sold	80	40
	Purchase of other investments	0	740
	Acquired operations	-3	0
	Divested operations	0	-1
	Cash flow from investing activities	**-230**	**482**
	Free cash flow	**124**	**666**
	Dividend to shareholders	-396	-184
	Dividend to minority interests	0	0
	Investment in treasury shares	-24	-105
	Financing from shareholders	**-420**	**-289**
	Financing through long-term borrowing, instalments	-41	-515
	Financing through long-term borrowing, debt funding	650	301
	Financing through long-term borrowing, exchange rate adjustments	5	-2
	Cash flow from financing activities	**194**	**-505**
	Net cash flow for the period	**318**	**161**
	Liquid and short-term credit faciities at 01.10.2007	-452	-128
	Exchange rate adjustments	-12	0
	Net cash flow for the period	318	161
7	**Liquid and short-term credit facilities at 31.03.2008**	**-146**	**33**

The cash flow statement cannot be extracted directly from the published financial statements.

* Comparison figures are not adjusted for discontinuing operations

Statement of changes in equity
(unaudited)

Group	Share capital		Exchange adjustment	Fair value	Proposed	Retained	Total
DKKm	A shares	B shares	reserve	reserve	dividend	earnings	equity
1.10.2006 - 31.03.2007							
Balance at 1.10.2006 as reported in annual report	18	222	-18	-65	184	2,463	2,804
Hedging against interest risks				0			0
Effect of hedging on deferred tax				0			0
Hedging against exchange rate risks				59			59
Effect of hedging on deferred tax				-16			-16
Net gain/loss not recognised in income statement	0	0	0	43	0	0	43
Exchange rate adjustment, assets in foreign currency						-157	-157
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			25			30	55
Profit for the period						778	778
Total income for the period	0	0	25	43	0	651	719
Treasury shares purchased						-109	-109
Treasury shares sold							0
Dividend on treasury shares							0
Share based payments						4	4
Dividend paid out in respect of 2005/06					-184		-184
Balance at 31.03.2007	**18**	**222**	**7**	**-22**	**0**	**3,009**	**3,234**
1.10.2007 - 31.03.2008							
Balance at 1.10.2007 as reported in annual report	18	222	-18	4	396	1,776	2,398
Hedging against interest risks				3			3
Effect of hedging on deferred tax				-1			-1
Hedging against exchange rate risks				40			40
Effect of hedging on deferred tax				-11			-11
Net gain/loss not recognised in income statement	0	0	0	31	0	0	31
Exchange rate adjustment, assets in foreign currency						-136	-136
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries						-23	-23
Profit for the period						379	379
Total income for the period	0	0	0	31	0	220	251
Treasury shares purchased						-54	-54
Income from sale of employee shares						23	23
Dividend on treasury shares							0
Share based payments						7	7
Dividend paid out in respect of 2006/07					-396		-396
Balance at 31.03.2008	**18**	**222**	**-18**	**35**	**0**	**1,972**	**2,229**

1. Segment information

Primary segment - business activities
Group

DKKm	Medical Care 2007/08	Medical Care 2006/07	Not allocated and eliminations 2007/08	Not allocated and eliminations 2006/07	Total 2007/08	Total 2006/07
Revenue	4,153	3,913	0	0	4,153	3,913
Operating profit for segment	779	755	-227	-262	552	493

Group DKKm	2007/08	2006/07
2. Financial income		
Interest income	13	8
Fair value adjustments, share options	43	0
Fair value adjustments on forward contracts transferred from equity	30	0
Exchange rate adjustments	0	19
Other financial income	5	0
Total	**91**	**27**
3. Financial expenses		
Interest expense	80	82
Fair value adjustments, share options	0	8
Exchange rate adjustments	26	0
Other financial expenses	10	6
Total	**116**	**96**
4. Minority interests		
Minority interests at 1.10.2007	2	1
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.03.2008	**2**	**1**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	-31	0
Change in other provisions	37	-7
Total	**6**	**-7**

	Group DKKm 2007/08	2006/07
6. Changes in working capital		
Inventories	-222	-146
Trade receivables	-46	-127
Other receivables	29	-19
Trade and other payables etc.	-234	-43
Total	**-473**	**-335**

	Group DKKm 2007/08	2006/07
7. Liquid and short-term credit facilities		
Marketable securities	1	1
Cash	2	1
Bank balances	254	291
Liquid ressources	257	293
Short-term credit facilities	-403	-260
Total	**-146**	**33**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to

	Sterling Medical Services DKKm		*Breast Care* DKKm		*Brachytherapy* DKKm	
	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07
9. Discontinued operations						
Profit for the period until transfer of control:						
Revenue	0	0	0	212	0	50
Expenses	0	0	0	-191	0	-42
Operating profit	**0**	**0**	**0**	**21**	**0**	**8**
Financial expenses, net	0	0	0	-10	0	-1
Profit before tax	**0**	**0**	**0**	**11**	**0**	**7**
Tax on profit for the period	0	0	0	-10	0	-1
Profit for the period	**0**	**0**	**0**	**1**	**0**	**6**
The discontinued operations affected the income statement as follows:						
Profit for the period until transfer of control	0	0	0	1	0	6
Gain on sale of discontinued operations	0	29	0	443	0	0
Tax of gain on sale	0	0	0	0	0	0
Effect on profit for the period	**0**	**29**	**0**	**444**	**0**	**6**
The discontinued operations contributed the following cash flows during the period:						
Cash flow from operating activities					0	41
Cash flow from investing activities					0	-24
Cash flow from financing activities					0	12
Cash flow from discontinued operations					**0**	**29**

Income statement, quarterly

(Unaudited)

		Group									
		DKKm		*DKKm*		*DKKm*		*DKKm*		*DKKm*	
		2007/08	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07
Note		*Q1*	*Q1*	*Q2*	*Q2*	*Q3*	*Q3*	*Q4*	*Q4*	*Year*	*Year*
1	Revenue	2,113	1,924	2,040	1,989		2,069		2,060		8,042
	Cost of sales	-829	-776	-871	-789		-856		-787		-3,208
	Gross profit	**1,284**	**1,148**	**1,169**	**1,200**		**1,213**		**1,273**		**4,834**
	Distribution, sales and marketing costs	-660	-608	-651	-671		-627		-630		-2,536
	Administrative expenses	-235	-237	-231	-232		-230		-289		-988
	Research and development costs	-78	-60	-90	-82		-76		-101		-319
	Other operating income	35	12	21	24		15		30		81
	Other operating expenses	-6	0	-6	-1		-2		-8		-11
	Operating profit before special items	**340**	**255**	**212**	**238**		**293**		**275**		**1,061**
	Special items	0	0	0	0		0		-312		-312
1	**Operating profit (EBIT)**	**340**	**255**	**212**	**238**		**293**		**-37**		**749**
2	Financial income	36	28	55	10		8		22		68
3	Financial expenses	-44	-82	-72	-25		-36		-79		-222
	Profit before tax	**332**	**201**	**195**	**223**		**265**		**-94**		**595**
	Tax on profit for the period	-93	-55	-55	-70		-51		-49		-225
	Net profit for the period, continuing operations	**239**	**146**	**140**	**153**		**214**		**-143**		**370**
9	Net profit for the period, discontinued operations	0	-4	0	483		4		-15		468
	Profit for the period	**239**	**142**	**140**	**636**		**218**		**-158**		**838**
	Shareholders in Coloplast A/S	239	142	140	636		218		-157		839
4	Minority interests	0	0	0	0		0		-1		-1
		239	**142**	**140**	**636**		**218**		**-158**		**838**
	Earnings per Share (EPS)	5	3	3	3		5		-3		8
	Earnings per Share (EPS), diluted	5	3	3	3		5		-3		8

Further information

www.coloplast.com

Investors and analysts
Lene Skole, Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Press and the media
Elisabeth Geday, Head of External Relations
Tel. +45 3085 1922
E-mail: dkege@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

END